EXHIBIT (a)(1)(vii)

FORM OF FINAL REMINDER EMAIL COMMUNICATION

TO:	[Employee]
FROM:	Leslie McMahon, Director, Talent Crew
DATE:	September 3, 2013

Our records show you have not made an election to participate in the Stock Option Exchange Program. This email is to remind you that tomorrow, September 4, 2013 at 9 p.m. Pacific time is the final deadline to participate in the Stock Option Exchange Program. If you wish to surrender your Eligible Options in exchange for New Options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on August 6, 2013, you must log in to the Stock Option Exchange Program Website at http://skullcandy.equitybenefits.com and follow the directions on it to make a timely election.

There are no exceptions to this deadline so we encourage you not to wait until the last day to make your election if you wish to participate. You can access the Stock Option Exchange Program Website at http://skullcandy.equitybenefits.com. Your login details were sent to you in the Skullcandy Option Exchange Program Announcement email. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period.

If for any reason you are unable to access the Stock Option Exchange Program Website, you may submit a paper election form by facsimile to (801) 601-3735, but it must be completed, signed and received by 9:00 p.m. Pacific Time, on September 4, 2013.

Your participation in the exchange program is completely voluntary. You are not obligated to participate in the exchange program. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the program, please contact: ExchangeQuestions@skullcandy.com.